PATTON BOGGS LLP
ATTORNEYS AT LAW
                                             1801 California Street
                                             Suite 4900
                                             Denver, CO 80202
                                             303-830-1776
                                             --------------------
                                             Facsimile 303-894-9239
                                             www.pattonboggs.com

VIA EDGAR AND FACSIMILE:
------------------------
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, DC  20549

Dear Ms. Moncada-Terry:

As we discussed this afternoon on the telephone, below is the language Knight Energy Corp. (the "Company") proposes to add beneath the first table in the "Results of Operations" section of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Company's Amendment No. 2 to Form 10-SB.

     Of the Company's $1,062,669 in expenses for consulting services, $685,250 consists of non-cash expenses, and $377,418 consists of cash expenses. Of the non-cash expenses, $287,000 is attributable to warrants issued to Nortia Capital Partners, Inc. ("Nortia") for consulting services, $287,000 is attributable to warrants issued to Lake Capital AG for consulting services, and $111,250 is attributable to shares of common stock issued in consideration for consulting services to the following persons, none of whom is a related party: (i) Jerry Binder (shares valued at $17,500); (ii) John Brobjorg (shares valued at $25,000); (iii) Crescent Fund, LLC (shares valued at
     $18,750);  and  (iv)  Ray  Kurzon  (shares  valued   at
     $50,000).

     The consulting services paid for in cash were as follows: (i) $120,000 to Nortia for consulting services; (ii) $91,469 to Eckard Kirsch for consulting services; (iii) $52,228 to Com-advice AG for consulting services; (iv) $32,998 to NM Fleischhacker AG for fees associated with listing on the Frankfurt Stock Exchange; (v) $22,000 to RedChip Companies, Inc. for investor relation services; (vi) $21,000 to John
     Brobjorg for accounting services; (vii) $20,000 to Stock Profiler for consulting services; and (viii) a total of approximately $17,500 to a number of other parties, none of whom is a related party, for consulting services.

The Company filed this letter with the SEC via EDGAR as correspondence on July 10, 2007, Thank you in advance for your review. If you have any further questions, do not hesitate to contact Alan Talesnick at (303) 830-1776 or James Muchmore at
(303) 894-6154.

                         Very truly yours,

                         PATTON BOGGS LLP


                         By:  /s/ Alan L. Talesnick
                              ----------------------
                              Alan L. Talesnick

cc:  Securities and Exchange Commission
     c/o Timothy Levenberg, Special Counsel

     Knight Energy Corp.
     c/o Bruce A. Hall, Chief Financial Officer